Mercedes-Benz Auto Lease Trust 2018-B
Investor Report

Collection Period Ended   28-Feb-2021

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Feb-2021	28-Feb-2021		
Determination Date	11-Mar-2021			
Record Date	12-Mar-2021			
Payment Date	15-Mar-2021			
Interest Period of the Class A-1 Notes (from... to)	16-Feb-2021	15-Mar-2021	Actual/360 Days	27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2021	15-Feb-2021	15-Mar-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	365,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	90,020,000.00	86,105,566.71	51,672,014.23	34,433,552.48	382.510025	0.574006
Total Note Balance	**1,034,020,000.00**	**86,105,566.71**	**51,672,014.23**	**34,433,552.48**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**269,464,690.64**	**235,031,138.16**			
present value of lease payments	468,134,652.21	30,411,641.70	24,821,497.51			
present value of Base Residual Value	734,220,258.80	239,053,048.94	210,209,640.65			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.040000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.210000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	3.310000%	237,507.85	2.638390	34,671,060.33	385.148415
Total		**237,507.85**		**$34,671,060.33**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,142,237,165.46	209,346,945.09	174,913,392.61

Available 2018-B Collections	
Lease Payments Received	4,927,675.74
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,332,561.10
Net Sales Proceeds-scheduled terminations	21,486,904.44
Excess wear and tear included in Net Sales Proceeds	86,387.02
Excess mileage included in Net Sales Proceeds	145,039.37
Subtotal	40,747,141.28
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	422.40
Total Available Collections	**40,747,563.68**

Distribution on the Exchange Note		
(1) Total Servicing Fee		224,553.91
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.32%)	579,193.21
(3) Exchange Note Principal Distributable Amount		34,433,552.48
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		5,510,264.08
Total Distribution		**40,747,563.68**

Available Funds ABS Notes	
Total Exchange Note Payments	35,012,745.69
Reserve Account Draw Amount	0.00
Total Available Funds	**35,012,745.69**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	237,507.85
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	34,433,552.48
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	341,685.36
Total Distribution	**35,012,745.69**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	224,553.91	224,553.91	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	237,507.85	237,507.85	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	237,507.85	237,507.85	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	237,507.85	237,507.85	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	34,433,552.48	34,433,552.48	0.00
Principal Distribution Amount	34,433,552.48	34,433,552.48	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	29.24
minus Net Investment Earnings	29.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	29.24
Net Investment Earnings on the Exchange Note	
Collection Account	393.16
Investment Earnings for the Collection Period	422.40

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2018-B Servicing Supplement to purchase the 2018-B Exchange Note on March 15, 2021 (the "Redemption Date") and has deposited $51,672,014.23 into the 2018-B Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	269,464,690.64	8,652
Principal portion of lease payments	3,720,420.13	
Terminations- Early	10,997,156.23	
Terminations- Scheduled	17,367,482.41	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,348,493.71	
Securitization Value end of Collection Period	235,031,138.16	7,566

Pool Factor	19.55%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	5.18
Weighted Average Seasoning (months)	14.51	35.05
Aggregate Base Residual Value	864,523,315.42	217,070,449.38
Cumulative Turn-in Ratio		87.59%
Proportion of base prepayment assumption realized life to date		25.70%
Actual lifetime prepayment speed		0.24%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	233,086,718.71	7,506	99.17%
31-60 Days Delinquent	1,335,539.04	38	0.57%
61-90 Days Delinquent	330,159.71	13	0.14%
91-120 Days Delinquent	278,720.70	9	0.12%
Total	235,031,138.16	7,566	100.00%

Delinquency Trigger			**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.259%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	297,970.60	6	19,911,550.32	540
Liquidation Proceeds	188,675.88		16,461,330.01	
Recoveries	88,786.64		3,525,978.13	
Principal Net Credit Loss / (Gain)	20,508.08		(75,757.82)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.098%	
Prior Collection Period	(0.719%)	
Second Prior Collection Period	(0.064%)	
Third Prior Collection Period	0.173 %	
Four Month Average	(0.128)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.006)%

Average Net Credit Loss / (Gain)   (140.29)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	30,415,161.75	1,080	648,666,344.68	21,431
Sales Proceeds and Other Payments Received	34,936,878.02		694,387,962.29	
Residual Loss / (Gain)	(4,521,716.27)		(45,721,617.61)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(21.511)%	
Prior Collection Period	(20.644%)	
Second Prior Collection Period	(21.151%)	
Third Prior Collection Period	(18.991%)	
Four Month Average	(20.574)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.803)%

Average Residual Loss / (Gain)   (2,133.43)